

18007900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66720

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 AND ENDING 04/30/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAMPBELL LUTYENS & CO.,INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FIFTH AVENUE, 25TH FLOOR

(No. and Street)

NEW YORK   **NY**   **10111**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR.CHRISTOFFER DAVIDSSON   212-223-1798

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP

(Name – *if individual, state last, first, middle name*)

1375 BROADWAY   **NEW YORK**   **NY**   **10018**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __CHRISTOFFER DAVIDSSON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CAMPBELL LUTYENS & CO.,INC.__ , as of __APRIL 30__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

JACKLYN STEFFEN
Notary Public – State of New York
NO. 01ST6361181
Qualified in Queens County
My Commission Expires Jul 3, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Campbell Lutyens & Co. Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2018

* * * * * * *

CAMPBELL LUTYENS & CO. INC.

REPORT INDEX

APRIL 30, 2018



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Campbell Lutyens & Co. Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc. as of April 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc., as of April 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Campbell Lutyens & Co. Inc.'s management. Our responsibility is to express an opinion on Campbell Lutyens & Co. Inc.'s financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Campbell Lutyens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statements may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

Anchin, Block & Anchin LLP

We have served as Campbell Lutyens & Co. Inc.'s auditor since 2007
New York, N.Y.
June 27, 2018

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2018

ASSETS

Cash	$ 8,290,589
Restricted cash	228,898
Affiliate fee receivable	7,426,653
Deferred income taxes	681,764
Staff loans	1,657,557
Other assets	255,753
Property and equipment, net	305,099
Total Assets	**$ 18,846,313**

LIABILITIES, SUBORDINATED LOAN AND STOCKHOLDER'S EQUITY

Liabilities

Deferred compensation	$ 2,932,128
Current income taxes payable	30,085
Accrued expenses and other	1,223,366
Subordinated loan	1,000,000
Total Liabilities	5,185,579

Commitments and contingencies

Stockholder's Equity

Common stock, par value $0.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	1,916,133
Retained earnings	11,724,601
Total Stockholder's Equity	13,660,734
Total Liabilities and Stockholder's Equity	**$ 18,846,313**

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

   Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition - The Company earns revenue through a management service agreement with an affiliate which provides for payment at a specified percentage of all costs incurred by the Company plus where appropriate an additional allocation of group revenue based on the contribution that the Company makes to the generation of those group revenues derived in accordance with accepted transfer pricing methodology.

   Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. In addition, property and equipment comprises improvements to leasehold office space rented under an operating lease which are reported at cost, net of accumulated depreciation. Depreciation is provided for leasehold improvements on a straight-line basis over the lease period.

   Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

   Deferred Compensation – The Company makes contractual remuneration payments to certain employees. Due to the structure and payment terms, the Company treats such remuneration payments as deferred compensation with such payments being accrued over the period from which economic benefits are derived from the continuing service provided by the employees.

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

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1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

   Staff Loans-The Company makes staff loans available to certain employees. Such loans are carried at book value if the time they are held is not significant and at amortised cost using the effective interest method if the time value of money is significant. Interest is charged at above market rates and is taken to the Statement of Income at the point in time when, under the terms of the contract, the company is entitled to the interest specified.

2. **RELATED PARTY TRANSACTIONS**

   The Company enters into related party transactions with an affiliate. The Company was owed $7,426,653 by an affiliate at April 30, 2018.

   The Company has provided loans to certain staff with interest chargeable at above market loan rates. At April 30, 2018 loans with a value of $1,657,557 and accrued interest of $29,030 were owed to the Company. Accrued interest has been included within other assets in the Statement of Financial Condition and staff loans are disclosed separately. Staff loans are repayable on agreed dates up to five years after the date the loan was given. None of the staff loans are in default of their terms.

   Staff loans fall due to be repaid as follows:

   Years Ending April 30

2019	$ 1,054,650
2020	166,500
2021	94,252
2022	342,155
	$ 1,657,557

3. **PROPERTY AND EQUIPMENT**

   Property and equipment are comprised of the following:

Leasehold improvements	$ 69,372
Office equipment and furniture	235,614
Computer equipment	133,060
Leased equipment	75,500
	513,546
Less - accumulated depreciation	(208,447)
	$ 305,099

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

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4. COMMITMENTS AND CONTINGENCIES

Operating Lease- In April 2016, the Company entered into an agreement to rent office space under a lease expiring on June 30, 2021. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight line method of accounting has been recorded and is included in the Statement of Financial Condition as a component of accrued expenses and other.

The future minimum base payments under the non-cancellable operating lease are as follows:

Years Ending April 30

2019	$ 549,355
2020	549,355
2021	549,355
2022	91,559
Total	$ 1,739,624

Capital Lease- The Company entered into an agreement to rent office equipment under a lease expiring on June 30, 2020 (the "Original Equipment Lease"). In January 2018, the Company negotiated a variation to the Original Equipment Lease such that the Original Equipment Lease was superceded by a new agreement (the "New Equipment Lease") under which the leased office equipment was varied and the length of the lease was extended to expire on January 31, 2023. The monthly rental costs are fixed under the terms of the lease.

The future minimum base payments under the non-cancellable capital lease are as follows:

Years Ending April 30

2019	$ 17,436
2020	17,436
2021	17,436
2022	17,436
2023	13,077
Total	82,821
Interest	(20,215)
Total	$ 62,606

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

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4. COMMITMENTS AND CONTINGENCIES - continued

Letter of Credit— In March 2016, the company obtained a letter of credit in support of a deposit amounting to $228,898 for the Company's leased office space. The letter of credit can be drawn by the lessor in the event that the Company defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as restricted cash on the Company's Statement of Financial Condition.

Credit Card Facility – The Company operates credit card facilities with a maximum line of credit of $320,000. At April 30, 2018 the outstanding balance on these credit cards of $145,371 was included in accrued expenses and other.

Cash Credit Risk Concentration— The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $8,022,487 at April 30, 2018.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30 2018, the Company had net capital of $4,105,010 which was $3,825,971 above its required net capital of $279,039. The Company's ratio of aggregate indebtedness to net capital was 1.02 to 1.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

7. INCOME TAXES

Deferred tax assets of $681,764 are primarily attributable to temporary differences relating to bonus accruals, deferred rent and accelerated depreciation.

The components of the net deferred tax asset are as follows:

Total deferred tax assets	$ 739,670
Total deferred tax liabilities	(57,906)
	$ 681,764

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

8. **DEFERRED COMPENSATION**

   Amounts accrued under deferred compensation arrangements fall due to be paid as follows:

   Years Ending April 30

2019	$ 1,853,036
2020	617,646
2021	395,324
2022	78,805
Total	2,944,811
Less: Fair value adjustment	(12,683)
	$ 2,932,128

   The fair value of total contingent compensation payable under such arrangements as at April 30, 2018 is $5,232,650.

9. **SUBORDINATED LOAN**

   The Company entered into a Subordinated Loan Agreement for $1 million with its parent company. The subordinated loan has a maturity date of September 30, 2018 and interest is payable thereon annually on April 30th at a rate of 1.70% per annum. The subordinated loan shall be extended for an additional year with a written notice.

   Obligations under the loan agreement with respect to the payment of principal and interest are fully subordinated to and subject to the full payment of all claims of all creditors of the Company whose claims are not similarly subordinated.

   The Company may at its option, with the prior written approval of FINRA and subject to certain conditions being met, make a payment of some or the entire principal amount prior to the loan maturity date.

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

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10. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 3 or 10 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies.

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Outstanding, beginning of year	633,508	0.97
Issued during the year ended April 30, 2018	680,250	2.39
Forfeited during the year	(70,000)	(2.39)
Exercised during the year	(799,112)	(1.80)
Outstanding, end of year	444,646	1.53
Exercisable, end of year	444,646	1.53

The fair value of issued share options has been calculated using the Black-Scholes option pricing model. The cost of share options have been charged to the Statement of Income during the year. The weighted average fair value of these share options calculated by the Black-Scholes option pricing model was $0.19.

The inputs into the Black-Scholes Option Pricing Model were as follows:

Weighted average share price at the date of exercise ($)	2.35
Average expected volatility (%)	23
Expected life (years)	up to 3 years
Average risk-free rate (%)	0.50

The expected life of the option is based upon the best estimate of the directors following a review of the profile of the option holders and the circumstances giving rise to the share based payment.

Expected volatility was determined using an average of the implied volatility on grant and historic share price volatility over the past six years.

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

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10. **STOCK OPTIONS - continued**

The stock options outstanding at April 30, 2018 had a range of option values of $0.49 to $2.39 and a weighted average remaining contractual life of approximately 2 years.

The intrinsic value of stock options exercised during the year was $466,083. The proceeds received from exercise of stock options of $1,408,389 were remitted to the parent company. The Company provided loans of $1,013,307 to staff in order to convert stock options in the parent company.

680,250 options over Ordinary Shares of 1 pence each were granted during the year.

11. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through June 27, 2018, which is the date the financial statements were available to be issued.